12014346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

cm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

DRO-WST Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. La Salle Street 19th Floor
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan 312-291;0560
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 W. Jackson Blvd Suite 3100 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

KW 4/5

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Dalesandro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DRO/WST Trading, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
GINA GARCIA
MY COMMISSION EXPIRES
MAY 12, 2014

Signature

Managing Member
Title

Notary Public

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x]| (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRO-WST Trading, LLC

(An Illinois Limited Liability Company)

Financial Statements
And Report of Independent Auditor
December 31, 2011

DRO-WST Trading, LLC
(An Illinois Limited Liability Company)
Index
December 31, 2011

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Report of Independent Registered Public Accounting Firm

To the Members:
DRO-WST Trading, LLC

We have audited the accompanying statement of financial condition of DRO-WST Trading, LLC the Company as of December 31 2011. This statement of financial condition is the responsibility of the Company's management Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement We were not engaged to perform an audit of the Company's internal control over financial reporting Our audit included consideration of internal control over financial reporting as basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting Accordingly we express no such opinion An audit also includes examining on test basis evidence supporting the amounts and disclosures in the statement of financial condition assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation We believe that our audit provides reasonable basis for our opinion

In our opinion the statement of financial condition referred to above present fairly in all material respects the financial position of the Company at December 31 2011 in conformity with U.S generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as whole The accompanying supplemental information is presented for purposes of additional analysis and is not required part of the basic statement of financial condition but is supplementary information required by Rule 7a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission Such information has been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and in our opinion is fairly stated in all material respects in relation to the basic statement of financial condition taken as whole.

Chicago Illinois

February 24, 2012

DRO-WST Trading, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash	$1,585,882
Securities own at fair value	
Marketable securities, at fair value	13,863,983
Options at fair value	12,871,785
Accrued receivable	88,020
Other Assets	465,953
Total Assets	$28,875,623

Liabilities and Member Equity

Liabilities		
Securities sold, net yet purchased at fair value		
Equity securities	$	4,817,822
Options at fair value		12,217,001
Open Trade equity		266,335
Due from broker dealer		7,036,577
Accrued expenses		69,082
		24,406,817
Member equity		4,468,806
Total liability and Member Equity		$28,875,623

The accompanying notes to the financial statements are an integral part of this statement.

DRO-WST Trading, LLC

Statement of Operations

For the year ended December 31, 2011

Revenues:	
Trading revenue net of commissions	$ 3,250,806
Interest and dividend income	132,397
Brokerage	323,994
Other income	290,838
	3,998,035
Interest expense	271,017
Rents	22,695
Seat lease	263,629
Depreciation	10,776
Legal and professional	129,243
Technology and information exposes	377,905
Guaranteed payments	508,894
other operating expenses	193,070
	1,777,229
Net income	$ 2,220,806

The accompanying notes to the financial statements are an integral part of this statement.

DRO-WST Trading, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2011

Member's equity at January 1, 2011	$	3,600,067
Capital contributions		(1,352,067)
Net loss from operations		2,220,806
Member's equity at December 31, 2011	$	4,468,806

The accompanying notes to the financial statements are an integral part of this statement.

DRO-WST Trading, LLC
Statement of Cash Flows
For the year ended December 31, 2011

Cash flows from operating activities:	
net loss from operations	$2,220,806
Adjustments to reconcile net income to net cash used in operating activities	10,776
Increase in marketable securities	(4,890,632)
Increase in due to clearing firm	(3,717,279)
Increase in receivable for interest and dividends	(68,020)
Increase in securities sold, net yet purchased	8,741,877
Increase in accrued liabilities	(7,610)
Net cash used in operating activities	2,289,918
Cash flows from investing activities	
Purchase of fixed assets	(40,398)
Increase in other assets	(292,186)
Net cash used in investing activities	(332,584)
Cash flows from financing activities:	
Capital contributions net	(1,352,067)
Net cash provided by financing activities	(1,352,067)
Net increase in cash and cash equivalents	605,267
Cash and cash equivalents, beginning of the year	956,947
Cash and cash equivalents, end of the year	$1,562,214
Interest paid during 2011	$ 271,017

The accompanying notes to the financial statements are an integral part of this statement

Note 1. Nature of Business and Significant Accounting Policies

DRO-WST TRADING, LLC (The "Company") was organized under the Illinois Limited Liability Company Act on June 4, 2002. The business of the Company is to engage in the speculative trading of stock and stock options, for their own account on organized exchanges in the United States. DRO-WST TRADING, LLC is registered as a Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not trade on behalf of customers, effects transactions only with other broker dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner of the Exchange.

The financial statements are prepared on a basis consistent with accounting principles generally accepted in the United States of America. The following is summary of the Company's significant accounting policies:

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board the FASB to ensure consistent reporting of financial condition results of operations and cash flows References to Generally Accepted Accounting Principles GAAP in these footnotes are to the FASB Accounting Standards Codifications sometimes referred to as the Codification or ASC.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period Actual results could differ from those estimates.

Securities transactions: Proprietary securities transactions are recorded on the trade-date basis as if they had settled Profits and losses arising from all proprietary trading activities are recorded on the trade-date basis with unrealized gains and losses reflected in proprietary trading revenue.
The Company recognizes interest on securities owned and securities sold not yet purchased on an accrual basis and dividend income is recognized on the ex-dividend date. The Company accounts for its secured financing activities on an accrual basis with related interest recorded as applicable.
Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Income taxes No provision has been made in the accompanying financial statements for federal or state income taxes. Each member is responsible for reporting their share of the income or loss for tax purposes.

Effective January 1, 2010, the Company applied the provision of ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected

Note 1. Nature of Business and Significant Accounting Policies (Continued)

to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The member has concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2011.

Note 2. Receivable from Clearing Brokers

The Company clears its proprietary transactions through other broker-dealers. Receivables from clearing brokers consist of cash and other amounts due to the Company from proprietary transactions.

Note 3. Fair Value of Financial Instruments

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular inputs to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value an includes the level with in the fair value hierarchy in which the financial instrument is categorized.

Equity Securities, equity options, futures, options on futures, and exchange-traded funds are recorded at fair value based on quoted market prices, which are generally the exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy. The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets.

Note 3 Fair Value of Financial Instruments (Continued)

		Fair Value Measurements Using		
	Total	Quoted Prices Active Markets for Identical Assets Level 1	Signifigant Other Observable Inputs Level 2	Significant Unobeservable Inputs Level 3
Assets				
Securities owned				
Equity Options	$12,871,785	$12,871,785		
Equity Securities	13,863,983	13,863,983		
	$26,735,768	$26,735,768	$0	$0
Liabilities				
Securities sold, net yet purchased				
Equity Options	$12,217,001	$12,217,001		
Equity Securities	4,817,822	4,817,822		
	266,335	266,335		
Due from broker	7,036,577	7,036,577		
	$24,337,735	$24,337,735	$0	$0

Note 4. Clearing Agreement

The Company has a joint back office (JBO) clearing agreement with Merrill Lynch Pro Clearing Corp. The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement the Company has invested 50,000 in a preferred interest in Merrill Lynch Clearing, Corp. The Company's interest in Merrill Lynch Pro is reflected as a preferred stock on the balance sheet. Under the rules of the Chicago Board Options Exchange, the Company is required to maintain a minimum net liquidly trading value of $1 million in Merrill Lynch exclusive of the preferred stock value of $50,000.

Note 5. Derivative Financial Instruments, Guarantees and Concentrations of Credit Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities and their derivatives as sell as interest rate securities and their derivatives. Derivatives include options on equities and indices as well as financial futures contracts and related options thereon. Trading of these financial instruments is conducted on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition.

Various factors affect the market risk of these transactions: among them are the size and composition of the positions held, the absolute and relative levels of interest rates and market volatility. Also, the time period in which options may be exercised the market value of the underlying instrument, and the exercise price affect market risk. The most significant factor influencing the Company's overall exposure to market risk is its use of hedging strategies.

Equity derivatives held such as options on common stock or financial futures contracts may provide the Company with the opportunity to deliver or to take delivery of specified securities or financial futures contracts at a contracted price. Options written on common stock or financial contracts may obligate the Company to deliver or to take delivery of, securities or specified financial futures contracts at a contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities or financial futures contracts in the open market. To minimize these risks, the Company may hold or sell short the underlying instrument, which can be used to settle these transactions.

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize risk, the Company generally holds equity securities or financial futures contracts, which can be used to settle these obligations.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC).

The Company maintains its cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

Note 6. Derivative Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of futures, index options, equity options and options on futures. As a market maker and liquidity provider in various markets, the Company's activities employ a variety of trading strategies such that the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. The Company may also employ arbitrage trading strategies. The Company's market risk exposure is minimal through the year, or neutral as to value at risk, as the open derivatives positions have corresponding offsets in the other non-derivative instruments.

These derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or receivables from clearing broker. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

AS of December 31, 2011, and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition and the statement of operations:

Contract Type	Gross Asset Derivatives ar Fair Value December 31, 2011	Gross Liability Derivatives ar Fair Value December 31, 2011
Equity Options	$12,871,785	$12,217,001
Stock	13,863,983	4,817,822
futures		266,335
	$26,735,768	$17,301,158

Note 7. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the

Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 7. Indemnifications (Continued)

Additionally, the Company enters into contracts and agreements that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 8. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2011, the Company had net capital of $1,416,195 which was $1,316,195 in excess of its required net capital.

Note 9. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the OCC and the CME, who guarantee the transactions. Management does not consider this credit risk to be significant.

10. Guarantees

ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Note 11. Subsequent events

Management has evaluated subsequent events through February 24, 2012, the date the financial statements were issued. There were no subsequent events.

DRO_WST Trading, LLC
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

	Schedule I
Net Capital	
Member's equity for net capital	$4,468,806
Less:	
Non-allowable assets	(553,973)
Charge on commodity futures trading accounts	(1,670,550)
haircuts on securities	(828,088)
Net Capital	$1,416,195
Total Aggregate indebtedness	$69,082
Computation of basic net capital	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$4,608
Minimum dollar net capital required	$100,000
Net capital require (greater of (a) or (b)	$100,000
Escess net capital (net capital, less net capital requirement)	$1,316,195
Escess net capital at 1,000% (net capital less 10% of	
aggregate indebtedness	$1,411,587
Ratio: Aggregate indebtedness to net capital	4.88%

The above information is in agreement in all material respects with the unaudited Focus Report, Part II A, filed by DRO-WST Trading, LLC on January 25, 2012

DRO-WST Trading, LLC
Computation for Determination of Reserve Requirements and Information To Possession or Control Requirements under SEC Rule 15c3-3
December 31, 2011

Schedule II

DRO-WST Trading, LLC is exempt from Rule 15c3-3, as it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPA PC
141 W. Jackson Blvd Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report on Internal Control Structure

To the Member of DRO-WST Trading, LLC:

In planning and performing our audit of the financial statements of DRO-WST Trading, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13;

(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control structure was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for the use of management, the Commission, the Chicago Board Options Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Robert Cooper and Company CPA's P.C.

Chicago, Illinois

February 24, 2012

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS FOR DRO-WST Trading, LLC

THE YEAR ENDING DECEMBER 31, 2011

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Michael Dalesandro
Managing Member

Member, DRO-WST Trading, LLC

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report on SIPC

To the Member of DRO-WST Trading, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2011, which were agreed to by DRO-WST Trading, LLC and the Securities and Exchange Commission, SIPC and the Chicago Board Options Exchange solely to assist you and the other specific parties in evaluating DRO-WST Trading, LLC's compliance with the applicable instructions for the Transitional Assessment Reconciliation (Form SIPC- 7). DRO-WST Trading, LLC's management is responsible for DRO-WST Trading, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding other sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amount reported in Form SIPC-7, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting any adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC- 7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA's P.C.
Chicago, Illinois
February 24, 2012

DRO-WST Trading, LLC
SIPC Assessment Worksheet
For the year ended December 31, 2011

SIPC – 7

General Assessment	$6,444
Less: July 2012 payment made with SIPC 6	
Assess Balance Due	$6,444

Determination of SIPC Net Operating Revenues

Total	
Revenue	3,712,396
Additions:	
Commodity losses	0
Total Additions	0
Deductions:	
Commissions, floor brokerage	
clearance paid to other SIPC Members	(1,010,084)
Interest expense	(124,687)
Total Deductions:	(1,134,771)
SIPC Operating Revenue	2,577,625
General Assessment 0.0025	$6,444